UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CHPL Real Estate LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> South Carolina
>
> ***Date of organization***
> October 31, 2019

Physical address of issuer
1505 Buncombe Rd, Greenville, SC 29609

Website of issuer
www.chapelgvl.com

Name of intermediary through which the Offering will be conducted
Vicinity, LLC

CIK number of intermediary
0001798542

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SEC file number of intermediary
7-223

CRD number, if applicable, of intermediary
307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
8.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Class C LLC/Membership Interests

Target number of Securities to be offered
1,000

Price (or method for determining price)
$100.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 31, 2020

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NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,790,496.00	$0.00
Cash & Cash Equivalents	$100,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,645,969.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$3,435.21	$0.00
Net Income	-$5,473.21	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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September 10, 2020

FORM C

Up to $250,000.00

CHPL Real Estate LLC



Class C LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CHPL Real Estate LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class C LLC/Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $250,000.00 from Investorrs in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

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	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$40.00	$460.00
Aggregate Minimum Offering Amount	$100,000.00	$8,000.00	$92,000.00
Aggregate Maximum Offering Amount	$250,000.00	$20,000	$230,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.chapelgvl.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 10, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

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(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

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This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

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ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.chapelgvl.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

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(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CHPL Real Estate LLC (the "Company") is a South Carolina Limited Liability Company, formed on October 31, 2019.

The Company is located at 1505 Buncombe Rd, Greenville, SC 29609.

The Company's website is www.chapelgvl.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

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The Property

Property name	Address	Property type
Chapel	1505 Buncombe Rd, Greenville, SC 29609	Mixed use: office + retail

The Offering

Minimum amount of Class C LLC/Membership Interests being offered	1,000
Total Class C LLC/Membership Interests outstanding after Offering (if minimum amount reached)	1,000
Maximum amount of Class C LLC/Membership Interests	2,500
Total Class C LLC/Membership Interests outstanding after Offering (if maximum amount reached)	2,500
Purchase price per Security	$100.00
Minimum investment amount per investor	$500.00
Offering deadline	October 30, 2020
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of South Carolina on October 31, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating

expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Matt McPheely and Brooks Calavan who are Partners since inception Oct 2019 of the Company. The loss of Matt McPheely and/or Brooks Calavan or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Matt McPheely and Brooks Calavan in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

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our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from

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COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: demand for office space, financial stability of tenants, and the health of our staff. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of South Carolina on October 31, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our future cash flow is dependent on the performance of our tenants.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate offerings. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.
Our mixed-use real estate project will compete with other similarly situated and well-capitalized competitors to attract customers and tenants. Our competitors' properties may be high-quality, in a desirable location or have leasing terms competitive to what we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our competition, we cannot assure you that it will be successful in generating expected returns, which would materially and adversely affect our business and results of operations.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.
This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general retail environment.
Our properties are in the retail shopping center real estate market. This fact means that we are subject to factors that affect the retail environment generally, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies. These

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factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers.

Our business is dependent on perceptions by retailers and shoppers of the convenience and attractiveness of our retail properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by retailers or shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing retail properties and other retailing options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial

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condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.
Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating mixed-use projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.
Impairment or failure of this single development and single site would result in impairment or loss to the entire amount invested by the investor. The invested dollars are not spread over multiple projects or multiple geographies that would diversify the invested dollars.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.
The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the commercial rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.
Although we require our tenant's to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may

not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.
Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such replacement tenant and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

To date, we have not generated revenue and do not foresee generating any revenue until completion of the project.
We are a startup Company and our business model currently focuses on completing site work requirements, renovations, and design costs, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 3 to 6 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face obstacles in obtaining capital.
We may have difficulty raising needed capital in the future, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, or reduce the scope of our developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

We depend on third party service providers, suppliers and licensors in the development of the property.

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In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Risks Related to the Securities

The Class C LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class C LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class C LLC/Membership Interests. Because the Class C LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class C LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class C LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

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No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under South Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as

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determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under South Carolina law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The Chapel was acquired on 2019-12-02 and the following material improvements have been made since that time:
Rezone from industrial to FRD (flexible review district / mixed-use)

Property Manager

The Company self manages the property.

Property Revenue

Renovate space, lease space

Property Condition

Our budget includes converting the warehouse/industrial space into office, restaurant, and event space. This will include basic infrastructure upgrades, site work, new parking lot, new roof, and buildout of the interior.

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We have already rezoned from industrial to FRD. Construction will require building permits and overall site permits.

Competition

Urban adaptive reuse projects in Greenville have been very successful historically. Across the highway is a very popular mixed-use development, and there are ~8 projects happening within a 0.5-mile radius of this project.

Financing

We will require a construction loan of $5.7M and an additional $2M in equity. We are also pursuing New Market Tax Credits that can reduce these amounts if approved.

Tenants

We have in place LOI's with tenants for 50% of the available space at the Property. The average dollar amount of monthly rent revenue for Chapel for the past year is $0.00

Regulation

Chapel is subject to the following regulations

Government agency	Type of approval	Application Date
Greenville County	Building & Site Permits	October 1, 2020

None

None

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Chapel and the percentage owned:

Name	% owned
Matt McPheely	50%
Brooks Calavan	50%

Other Property Information

Business Plan

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Warehouse Redevelopment: The property - 43,000 ft2 on 2.5 acres - is positioned within one mile of Main St, in the Poe Mill neighborhood between Pete Hollis Blvd and Rutherford St / Poinsett Hwy. There are nearly a dozen ongoing or planned projects in the immediate surrounding area along the Poinsett Corridor, Pete Hollis corridor, and Swamp Rabbit Trail. The space is easy to access, in great shape, and has a character hard to find in Greenville. The project consists of the acquisition and redevelopment of 43,000 SF of industrial space within the Poe Mill neighborhood located at 1505 Buncombe Rd. Greenville, SC 29609. The existing building will be redeveloped under the FRD zoning code. Slated to include a total of 12,730 SF of office space, 3200 SF of affordable coworking space, 3300 SF of event space, and 7000 SF of restaurant and outdoor space, these uses will contribute to income generation and job creation within the community and surrounding areas. Unique Business Model: Chapel is not meant to compete with the rest of the conventional office and retail market in Greenville. We are curating an experience through partnerships, rather than hoping there is interest from businesses looking for a lease. In this way, we will reduce vacancy risk, capture more of the profits, ensure a strong community of tenants, and attract businesses from across the region. We've adopted what some friends of ours at Access Ventures call "One-Pocket Investing." It means that mission-focused doesn't have to come at the expense of profit, and that the presence of a diverse group of tenants can help feed the impact to other members of the community and feed returns to investors. Market Rate Returns + Social Impact Returns: We believe that the smartest, most profitable way forward is to work alongside and with the community, to bake in the mentality of being great neighbors. This will include job training, investment into local entrepreneurs, providing a safe space for kids, and offering our flex space as a resource for the neighborhood

Managing Entity

CM Development Partners LLC, a Texas limited liability company.

Litigation

None.

Intellectual Property
The Company is dependent on the following intellectual property:

None.

Other

The Company conducts business in South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

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The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$8,000	8.00%	$20,000
Final design/ architecture	45.00%	$45,000	18.00%	$45,000
Civil engineering	25.00%	$25,000	10.00%	$25,000
Permits and legal	22.00%	$22,000	14.00%	$35,000
Landscape architecture	0.00%	$0	6.00%	$15,000
Initial site work	0.00%	$0	44.00%	$110,000
Total	**100.00%**	**$100,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. architectural plans, permit expenses, civil engineering, initial site work

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If permitting, design, and development needs change, we will redirect as necessary to complete the project.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brooks Calavan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

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Manager of CM Development Partners LLC, the Company's Manager, since inception Oct 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real estate developer and investor, Incite Investments LLC
Austin, TX
2002 to present

Education

N/A

Name

Matt McPheely

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager of CM Development Partners LLC, the Company's Manager, since inception Oct 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real estate developer, entrepreneur
Channel Capital, LLC: 2014-2019
CHPL Real Estate, LLC: October 2019–Present

Education

Bachelor of Arts, Furman University
MBA, Acton School of Business

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

None.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses

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such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	0
Voting Rights	The only security with voting rights, held exclusively by Managing Members
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class A Units are the only Units of the Company with voting rights. Subject only to the South Carolina Uniform Limited Liability Company Act, Class A Unitholders may consent to amend the Limited Liability Company Agreement of the Company in a manner that may dilute, limit, or place restrictions on Class C Units of the Company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

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Type of security	Class B LLC/Membership Interests
Amount outstanding	8
Voting Rights	none
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class B Unitholders are entitled to receive a preferred distribution of 6.00% per annum on the unreturned capital contribution made with respect to each Class B Unit, which distribution is payable after any unreturned capital contributions are distributed to unitholders but before any other distributions may be made to unitholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Community First Bank
Amount outstanding	$1,180,000.00
Interest rate and payment schedule	5.25% - Interest-only monthly payments
Amortization schedule	Interest-only for 12-month term
Describe any collateral or security	- 1505 Buncombe Rd, Greenville SC 29609 - 10 Alexander St, Greenville SC 29609 - Personal Guarantees of Matt McPheely and Brooks Calavan
Maturity date	December 1, 2020
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

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Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	6	$150,000.00	Acquisition of real estate	November 1, 2019	Rule 506(c)
LLC/Membership Interests	2	$50,000.00	Acquisition of real estate	February 1, 2020	Rule 506(c)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are CM Development Partners LLC (wholly owned by Matt McPheely and Brooks Calavan), and CHPL Fund LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matt McPheely	50.0%
Brooks Calavan	50.0%

Following the Offering, the Purchasers will own 1.0% of the Company if the Minimum Amount is raised and 2.5% if the Maximum Amount is raised.

FINANCIAL INFORMATION

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Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of design and development costs for the renovation of the property. We anticipate generating revenue until once renovation is complete in mid-2021.

The Company intends to achieve profitability in the next 12 months by continuing to pre-lease the space and complete renovation so leases can begin in a timely manner.

Liquidity and Capital Resources

The Offering proceeds are a key part of our development plan. They will enable us to continue making progress on design, permitting, and site work while we work through the process of securing additional bank and equity financing.

The Company has the following sources of capital in addition to the proceeds from the Offering: We have raised $565,000 of equity from the development team and individual investors.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The renovation requires $6,657,000 in expenses to complete the project and initiate lease revenue.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,500 of Class C LLC/Membership Interests for up to $250,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 30, 2020 (the "Offering Deadline") in

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order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Subject to the Temporary Rules Disclosures set forth on Exhibit A, Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Vicinity, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

8.0% of the amount raised

Stock, Warrants and Other Compensation

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None.
.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is TBD.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 1,006 membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's manager entity determines when and how distributions are made. Distributions are made in the following order: (1) first, to all unitholders, pro rata based on the value of the unitholders' unreturned capital contributions, until such unreturned capital contributions equal zero dollars; (2) next, distribution of a preferred return of 6.00% per annum on each Class B Unitholder's respective unreturned capital contribution will be made to the Class B Units holders pro rata based on the number of Class B Units held by each Class B Units Holders; (3) next, pro rata distributions, based on the number of units held by such unitholders, to the Class B and C unitholders until the Class B and C unitholders have achieved a 10% internal rate of return on their initial capital contributions; (4) next, pro rata distributions, based on the number of units held by such unitholders, to the Class B and C unitholders until the Class B and C unitholders have achieved a 15% internal rate of return on their initial capital contributions; and (5) finally, any remaining profits will be distributed to the unitholders pro rata, based on the number of units held by such unitholders.

To the extent unobligated funds of the Company are available, the Manager may, but is not obligated to, authorize cash distributions to each Unitholder in an amount which, when taken together with other cash distributions made to such Unitholder, would be sufficient to pay such Unitholder's anticipated U.S. federal income taxes on the Company's taxable income allocated to such Unitholder assuming in each case that such Unitholder is taxed at the highest applicable federal rate for individuals.

Please note, the Company is currently considering a 250:1 unit split of Class B units to ensure equal weight of all outstanding Units (Class B, and C) for the purpose of future distributions.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less

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all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will not be able to transfer their Membership Interests without the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

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Additional Restrictions based on CHPL Real Estate LLC operating agreement:

"8.1 **Restrictions on Transfer**.

(a) No Unitholder may sell, assign, pledge, mortgage, hypothecate, bequeath, give away or transfer, voluntarily or involuntarily, by operation of law or otherwise (collectively, a "Transfer") all or any portion or interest in its Units (which term as used in this Article 8 shall also include any Interest), except with the prior written consent of the Manager, in its sole discretion, and in compliance with this Article 8. A Transfer does not release the assigning Unitholder from its obligations under this Agreement with respect to such Units unless the transferee of the Units is approved under Section 8.1(b) as a Substituted Member with all rights of membership under this Agreement and the Act. Each Unitholder acknowledges and agrees that the Manager may impose material restrictions on the Transfer of Units (including requiring any potential assignee to deliver personal information about itself to the Company) to comply with applicable law as the Manager may determine from time to time.

(b) An assignee of Units will only be admitted as a Substituted Member as follows:
   i. the admission of the assignee as a Substituted Member is approved by the Manager, in its sole discretion;
   ii. the assignee agrees in writing to be bound by the terms of this Agreement;
   iii. the Company receives adequate assurance (in the sole opinion of the Manager) that the Transfer will not result in the violation of the Securities Act or any other applicable laws or the order of any governmental authority (including any laws or regulations related to money-laundering or government sanctions) having jurisdiction over the Company or its property; and
   iv. the assignor and assignee shall have executed and delivered an instrument assigning such Units in a form satisfactory to the Manager.

(c) Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement. Any attempted Transfer in violation of this Agreement will be void *ab initio* to the extent permissible under applicable laws.

(d) A judgment creditor's rights, including rights granted pursuant to a charging order, will be limited to those of an "assignee." The rights of a Unitholder who acquires Units in a judicial foreclosure action will also be limited to those of an "assignee," as described in Section 8.2 below.

(e) If Units are Transferred to a Person who is not thereafter admitted as a Substituted Member, both the assignor and assignee of such Units will be jointly and severally obligated under this Agreement for any and all obligations with respect to such Units. The Company's rights in connection with a breach by a Unitholder of its obligations under the preceding sentence will include, the right to redeem the applicable Units for $100. Notwithstanding anything in this Agreement to the contrary, to the extent permitted under the Act and applicable law, an assignee's Units will be subject to the terms of this Agreement and an assignee will be bound by

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the terms of this Agreement, regardless of whether such assignee is admitted as a Substituted Member.

(f) All Company decisions required by this Article 8 are to be made by the Manager in its sole discretion.

(g) Notwithstanding anything in this Agreement to the contrary, no Transfer of Class B Units will be permitted until at least the first anniversary of the Closing Date.

(h) No Unitholder may pledge, mortgage or assign Units to a creditor without the prior written consent of the Manager, which consent may be withheld in the Manager's sole discretion. Any attempted pledge or assignment of Units in violation of the preceding sentence will be null and void *ab initio*."

Other Material Terms

The Company does have the right to repurchase the Class C LLC/Membership Interests upon the following conditions: at Company's discretion upon thirty days' written notice to any Class C Unitholder. Upon such repurchase, Purchasers are guaranteed a return on their investment of invested capital plus 20% thereon.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

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- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in

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force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or

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transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do

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not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances.   A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters.   Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

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Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in

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income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are noted United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matt McPheely
(Signature)

Matt McPheely
(Name)

Manager, CM Development Partners, LLC, the Company's Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATING TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF SET OUT IN TEMPORARY RULE 201(Z)(3).

THE FINANCIAL INFORMATION CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE COMPANY HAS BEEN PROVIDED INSTEAD OF FINANCIAL STATEMENTS REVIEWED BY A PUBLIC ACCOUNTANT THAT IS INDEPENDENT OF THE COMPANY.

NOTWITHSTANDING ANY DESCRIPTION OF THE PROCESS TO COMPLETE THE TRANSACTION OR CANCEL AN INVESTMENT COMMITMENT SET FORTH IN THIS FORM C:

(I) INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN THIS FORM C;

(II) THE INTERMEDIARY WILL NOTIFY INVESTORS WHEN THE TARGET OFFERING AMOUNT HAS BEEN MET;

(III) IF THE ISSUER REACHES THE TARGET OFFERING AMOUNT PRIOR TO THE DEADLINE IDENTIFIED IN ITS OFFERING MATERIALS, IT MAY CLOSE THE OFFERING EARLY IF IT PROVIDES NOTICE ABOUT THE NEW OFFERING DEADLINE AT LEAST FIVE (5) BUSINESS DAYS PRIOR TO SUCH NEW OFFERING DEADLINE (ABSENT A MATERIAL CHANGE THAT WOULD REQUIRE AN EXTENSION OF THE OFFERING AND RECONFIRMATION OF THE INVESTMENT COMMITMENT); AND

(IV) IF AN INVESTOR DOES NOT CANCEL AN INVESTMENT COMMITMENT BEFORE THE 48-HOUR PERIOD PRIOR TO THE OFFERING DEADLINE, THE FUNDS WILL BE RELEASED TO THE ISSUER.

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CHPL Real Estate LLC
Balance Sheet
As of December 31, 2019

Unaudited

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Chase #6486	100,000.00
Total Checking/Savings	100,000.00
Total Current Assets	100,000.00
Fixed Assets	
CHPL Development	1,690,495.99
Total Fixed Assets	1,690,495.99
TOTAL ASSETS	**1,790,495.99**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Loan (1505 Buncombe)	1,188,750.00
Notes Payable - Convertible	
Matt McPheely	60,773.00
BCT Cap	246,446.20
Bernard McPheely	150,000.00
Total Notes Payable - Convertible	457,219.20
Total Long Term Liabilities	1,645,969.20
Total Liabilities	1,645,969.20
Equity	
CHPL Fund (99.9%)	50,000.00
SDF Investments LLC	100,000.00
Net Income	-5,473.21
Total Equity	144,526.79
TOTAL LIABILITIES & EQUITY	**1,790,495.99**

CHPL Real Estate LLC
Profit & Loss
January through December 2019

Unaudited

	Jan - Dec 19
Ordinary Income/Expense	
Cost of Goods Sold	
Permit Fees	0.00
Appraisal	0.00
Architect Fees	0.00
Branding/Website	0.00
Total COGS	0.00
Gross Profit	0.00
Expense	
Settlement Charges	0.00
Property Taxes	3,435.21
Insurance Expense	2,038.00
Total Expense	5,473.21
Net Ordinary Income	-5,473.21
Net Income	**-5,473.21**

CHPL Real Estate LLC
Statement of Cash Flows
January through December 2019

Unaudited

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-5,473.21
Net cash provided by Operating Activities	-5,473.21
INVESTING ACTIVITIES	
CHPL Development	-1,690,495.99
Net cash provided by Investing Activities	-1,690,495.99
FINANCING ACTIVITIES	
Loan (1505 Buncombe)	1,188,750.00
Notes Payable - Convertible:Matt McPheely	60,773.00
Notes Payable - Convertible:BCT Cap	246,446.20
Notes Payable - Convertible:Bernard McPheely	150,000.00
CHPL Fund (99.9%)	50,000.00
SDF Investments LLC	100,000.00
Net cash provided by Financing Activities	1,795,969.20
Net cash increase for period	100,000.00
Cash at end of period	**100,000.00**

STATEMENT OF MEMBERS' EQUITY
For the inception period from October 31, 2019 through December 31, 2019
(Not audited or reviewed by independent CPA)

	Members Equity		Retained Earnings/	Total Members'
	Units	**Amount**	**(Deficit)**	**Capital**
Balance as of inception (October 31, 2019)	0	$ -	$ -	$ -
Unit Issuance at $25,000/unit (Class B)	6	150,000		150,000
Period net income (loss)			(5,473)	(5,473)
Balance as of December 31, 2019	**6**	**$ 150,000**	**$ (5,473)**	**$ 144,527**

CHPL Real Estate LLC
Balance Sheet
As of September 4, 2020

Unaudited

	Sep 4, 20
ASSETS	
Current Assets	
Checking/Savings	
Chase #6486	3,907.91
Total Checking/Savings	3,907.91
Total Current Assets	3,907.91
Fixed Assets	
CHPL Development	1,690,495.99
1505 Buncombe Rd Greenville	
Construction in Progress	17,632.26
Total 1505 Buncombe Rd Greenville	17,632.26
Total Fixed Assets	1,708,128.25
TOTAL ASSETS	**1,712,036.16**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Notes Payable	
Loan (1505 Buncombe)	1,188,750.00
Matt McPheely	61,980.50
BCT Cap	121,446.20
Bernard McPheely	150,000.00
Total Notes Payable	1,522,176.70
Total Long Term Liabilities	1,522,176.70
Total Liabilities	1,522,176.70
Equity	
CHPL Fund (99.9%)	48,176.00
SDF Investments LLC	96,350.79
Poe Mill Ventures LLC	50,000.00
Net Income	-4,667.33
Total Equity	189,859.46
TOTAL LIABILITIES & EQUITY	**1,712,036.16**

CHPL Real Estate LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
EIDL Grant	2,000.00
Total Income	2,000.00
Gross Profit	2,000.00
Expense	
Advertising and Promotion	5,000.00
Professional Fees	390.00
Utilities	1,277.33
Total Expense	6,667.33
Net Ordinary Income	-4,667.33
Net Income	**-4,667.33**

CHPL Real Estate LLC
Statement of Cash Flows
January 1 through October 7, 2020

Unaudited

	Jan 1 - Oct 7, 20
OPERATING ACTIVITIES	
Net Income	-4,667.33
Net cash provided by Operating Activities	-4,667.33
INVESTING ACTIVITIES	
1505 Buncombe Rd Greenville:Construction in Progress	-17,632.26
Net cash provided by Investing Activities	-17,632.26
FINANCING ACTIVITIES	
Notes Payable - Convertible:Matt McPheely	1,207.50
Notes Payable - Convertible:BCT Cap	-125,000.00
CHPL Fund (99.9%)	-1,824.00
SDF Investments LLC	-3,649.21
Poe Mill Ventures LLC	50,000.00
Retained Earnings	5,473.21
Net cash provided by Financing Activities	-73,792.50
Net cash increase for period	-96,092.09
Cash at beginning of period	100,000.00
Cash at end of period	**3,907.91**

STATEMENT OF MEMBERS' EQUITY
For the period of January 1, 2020 through September 4, 2020
(Not audited or reviewed by independent CPA)

	Members' Equity		Retained Earnings/	Total Members'
	Units	Amount	(Deficit)	Capital
Balance as of December 31, 2019	6	$ 150,000	$ (5,473)	$ 144,527
Unit Issuance at $25,000/unit (Class B)	2	50,000		50,000
Period net income (loss)			(4,667)	(4,667)
Balance as of September 4, 2020	**8**	**$ 200,000**	**$ (10,141)**	**$ 189,859**

I, Matthew McPheely, certify that:

(1) the financial statements of CHPL Real Estate included in this Form are true and complete in all material respects; and

(2) the tax return information of CHPL Real Estate included in this Form reflects accurately the information reported on the tax return for CHPL Real Estate filed for the fiscal year ended December 31, 2019. Namely total income of $0.00, taxable income of $0.00, and total tax of $0.00.

Signature: _____

Printed Name: _____Matthew McPheely_____

Title: _____ Manager, CM Development Partners LLC, CHPL Real Estate LLC's Manager

Date: _____10/5/2020_____